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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              -------------------

                             BROOKS AUTOMATION, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              -------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              -------------------

                                   114340 10 2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              -------------------

                               ROBERT J. THERRIEN
                             CHIEF EXECUTIVE OFFICER
                             BROOKS AUTOMATION, INC.
                               15 ELIZABETH DRIVE
                              CHEMLSFORD, MA 01824
                                 (978) 262-2400
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                              -------------------

                                   COPIES TO:
                             LAWRENCE M. LEVY, ESQ.
                        BROWN RUDNICK BERLACK ISRAELS LLP
                              ONE FINANCIAL CENTER
                                BOSTON, MA 02111
                                 (617) 856-8200

                              -------------------

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                            CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
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             $22,387,500                               $1,811.15
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*        Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,375,954 shares of common stock of Brooks Automation, Inc. having an aggregate value of $22,387,500 as of January 29, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per each $1 million of the value of the transaction.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid: $1,811.15.
                     Form or Registration No.: Schedule TO.
                     Filing party: Brooks Automation, Inc.
                           Date filed: March 13, 2003.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [ ]    third party tender offer subject to Rule 14d-1.
             [X]    issuer tender offer subject to Rule 13e-4.
             [ ]    going-private transaction subject to Rule 13e-3.
             [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Brooks Automation, Inc. ("Brooks") with the Securities and Exchange Commission on March 13, 2002, as amended by Amendment No. 1 filed on March 24, 2003, relating to Brooks' offer to exchange certain outstanding options to purchase shares of Brooks' common stock held by eligible employees for new options to purchase shares of Brooks' common stock.


         This Amendment No. 2 accomplishes the following:

         1. Filed herewith as Item 12(d)(6) is a reminder notice to employees distributed via email on March 27, 2003.

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         2.       Filed herewith as Item 12(d)(7) is a Supplement to the Offer to Exchange, dated March 27, 2003.


         All of the other terms of the Offer to Exchange remain unchanged.



ITEM 12. EXHIBITS.

         (a)
         (1)*     Offer to Exchange, dated March 13, 2003.

         (2)* Memorandum from Robert J. Therrien, Chief Executive Officer of the Company, dated March 13, 2003.

         (3)*     Frequently Asked Questions.

         (4)*     Election Form.

         (5)*     Notice to Withdraw from the Offer.

         (6)* Brooks Automation, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.

         (7)* Brooks Automation, Inc. Quarterly Report on Form 10-Q for its quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)
         (1)* Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M&W Zander Holding GmbH and Robert
                  J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company, incorporated herein by reference to the Company's current report on Form 8-K filed with the Securities Exchange Commission on October 15, 1999.

         (2)* Transitional Services Agreement dated September 30, 1999 between the Company and Jenoptik AG relating to the Company's German manufacturing facility, incorporated herein by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission on December 29, 1999 for the fiscal year ended September 30, 1999.

         (3)+     Brooks Automation, Inc. 1998 Employee Equity Incentive Plan.

         (4)*     Brooks Automation, Inc. 2000 Combination Stock Option Plan.

         (5)+     Reminder Notice to Employees.

         (6)      Reminder Notice to Employees, dated March 27, 2003.

         (7)      Supplement to the Offer to Exchange, dated March 27, 2003.

         (e)      Not applicable.

         (f)      Not applicable.

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         (g)      Not applicable.

         (h)      Not applicable.



* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 13, 2003.

+ Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on March 24, 2003.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.
                                           BROOKS AUTOMATION, INC.

                                           /s/ Lynda M. Avallone
                                           -------------------------------------
                                           Lynda M. Avallone
                                           Vice President, Corporate Treasurer

Date: March 27, 2003

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                                INDEX TO EXHIBITS

  Exhibit
   Number                               Description
  -------      -----------------------------------------------------------------

  (a)(1)*      Offer to Exchange, dated March 13, 2003.

  (a)(2)* Memorandum from Robert J. Therrien, Chief Executive Officer of the Company, dated March 13, 2003.

  (a)(3)*      Frequently Asked Questions.

  (a)(4)*      Election Form.

  (a)(5)*      Notice to Withdraw from the Offer.

  (a)(6)* Brooks Automation, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.

  (a)(7)* Brooks Automation, Inc. Quarterly Report on Form 10-Q for its quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

  (d)(1)* Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M&W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company, incorporated herein by reference to the

                                       4
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               Company's current report on Form 8-K filed with the Securities
               Exchange Commission on October 15, 1999.

  (d)(2)* Transitional Services Agreement dated September 30, 1999 between the Company and Jenoptik AG relating to the Company's German manufacturing facility, incorporated herein by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission on December 29, 1999 for the fiscal year ended September 30, 1999.

  (d)(3)+      Brooks Automation, Inc. 1998 Employee Equity Incentive Plan.

  (d)(4)*      Brooks Automation, Inc. 2000 Combination Stock Option Plan.

  (d)(5)+      Reminder Notice to Employees.

  (d)(6)       Reminder Notice to Employees, dated March 27, 2003.

  (d)(7)       Supplement to the Offer to Exchange, dated March 27, 2003.


* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 13, 2003.

+ Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on March 24, 2003.


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